Exhibit 1

Level 18, 275 Kent Street

Sydney, NSW, 2000

ASX

Release

26 OCTOBER 2021

Steven Harker to retire from the Westpac Banking Corporation Board

Westpac Banking Corporation (“Westpac”) has today announced that Mr Steven Harker has decided to retire from the Board today.

Mr Harker joined the Board in March 2019 and has been a member of the Board Audit, Board Legal, Regulatory & Compliance and Board Remuneration Committees.

Mr McFarlane, Chairman of the Board, said “On behalf of the Board, I would like to thank Steve for his considerable contribution to Westpac, in what has been a challenging time for the company.

“Steve’s investment banking experience has been invaluable to Westpac particularly in contributing to deliberations on our Institutional Bank.

“Early this year Steve signaled he was considering retiring from the Board as he requires a double lung transplant and wants to focus on his health. We commend Steve for his professionalism and commitment to shareholders throughout his tenure and wish him a fast recovery.”

Mr Harker said “The time is right for me to retire. I am confident Westpac is on the right path to restore trust and performance for customers and shareholders.”

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
M. 0419 683 411	M. 0438 284 863
P. +612 8253 4008

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.